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                           Variable Annuity Amendment

The provisions of this Variable Annuity Amendment are part of the Contract to which it is attached and is effective on issue. In the case of a conflict with any provision of the Contract, the provisions of this Amendment will control.

[1.] The following paragraphs are added to the Section entitled Credits of Interest on Fixed Account:

     Interest rates for each quarter will be declared and made available reasonably in advance of that quarter.

     [Purchase Payments received in any quarter will earn interest at the declared rate for that quarter [plus [.50%]] and for the next three quarters.] When Purchase Payments are beyond the initial four-quarter period, they will earn interest at the portfolio rate. The portfolio rate is declared for the coming quarter and is in effect only for that quarter.

[2] The following is added to the Contract Specifications, under the Section entitled Waiver of Contingent Deferred Sales Charge CDSC:
     [e.] [A surrender or withdrawal as a result of the termination of the
          Contract by LNL.]
     [f.] [A surrender or withdrawal as a result of separation from service and, if applicable, certified by the Employer.]
          [and]
          [(i)] [The Owner or Annuitant has attained age fifty-five (55), [and] [(ii)] [This Contract has been in effect for five complete Contract
               Years from the the Contract Date (the date the contract became effective).]
     [g.] [A surrender or withdrawal as a result of [financial hardship][an unforeseeable emergency] as defined by the Code [and, if applicable, certified by the employer].]
     [h.] [A surrender or withdrawal as a result of the retirement of the Owner or Annuitant.]

                   The Lincoln National Life Insurance Company